EXHIBIT 99.1

Magal Security Systems Reports
Record Third Quarter 2011 Financial Results

YAHUD, ISRAEL, November 29, 2011 -- Magal S3 Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its financial results for the three month period ended September 30, 2011. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

THIRD QUARTER 2011 RESULTS SUMMARY

Revenues for the third quarter of 2011 increased 107% to a record $27.7 million. This is compared with $13.4 million, of revenues in the third quarter of 2010.

Gross profit in the quarter was $13.1 million, or 47.2% of revenues. This is an increase of 142% compared to gross profit of $5.4 million, or 40.4% of revenues in the third quarter of 2010.

Operating profit in the quarter was $5.6 million compared to an operating loss of $0.8 million in the third quarter of 2010. During the quarter, the Company recorded a $2.3 million arbitration award arising from the unwarranted cancellation of a contract entered into in 2006 with a customer in Eastern Europe.

Financial income in the quarter amounted to $1.2 million compared to financial income of $97,000 in the third quarter of 2010.

The company reported a tax benefit of $199,000 in the quarter compared with a tax expense of $66,000 in the third quarter of 2010.

Net income in the quarter was $7.1 million.  This is compared with a net loss of $799,000 in the third quarter of 2010.

Net income per basic and fully diluted share in the third quarter of 2011 was $0.61, compared with a net loss per basic share of $0.08 in the same period last year.

Cash and cash equivalents as of September 30, 2011, were $33.8 million, or $2.14 per basic share, compared with $22.4 million or $2.12 per basic share as of June 30, 2011.

FIRST NINE MONTHS 2011 RESULTS SUMMARY

Revenues in the first nine months of 2011 were $54.9 million, an increase of 59% compared with $34.6 million as reported in the first nine months of 2010. Net profit in the nine month period amounted to $5.6 million compared with a net loss of $4.7 million, in the same period last year. Net income per basic and fully diluted share in the nine month period amounted to $0.52, compared with a net loss per basic share of $0.45 in the same period last year.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “We are very proud of our achievements over the past year which has led to these outstanding quarterly results, the highest in Magal’s history. The in excess of $80 million in project wins that we have announced over the past year, as well as our execution on these projects which are in various stages of delivery, contributed to the strong improvement in revenue and profit.”

Continued Mr. Livneh, “I believe Magal has successfully transitioned to the new path we initiated over the past two years, and the fruits of our efforts are finally visible in the outstanding results of the quarter. Following our successful rights offering and significant cash generation in the quarter, we have a very healthy balance sheet and strong financial position. This enables us to better compete for larger scale projects and pursue new opportunities. At the same time, we continue to see strong market demand for our services, particularly in global developing regions, and we believe our momentum will continue into the coming quarter and beyond.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, November 29, 2011, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US: 1 888 668 9141 ; Israel: 03 918 0609 ; UK: 0 800 917 5108 ; Intl.: +972 3 918 0609

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Nine months Ended September 30,			Three months Ended September 30,
	2011	2010	% change	2011	2010	% change
Revenue	$54,860	$34,565	58.7	$27,660	$13,362	107.0

Cost of revenue	30,805	21,885	40.8	14,608	7,969	83.3

Gross profit	24,055	12,680	89.7	13,052	5,393	142.0
Operating expenses:
Research and development, net	2,918	3,064	(4.8)	1,000	910	9.9
Selling and marketing	12,382	7,850	57.7	5,645	3,306	70.8
General and administrative	6,251	5,864	6.6	3,073	1,989	54.5
Other income (see above)	(2,310)	-		(2,310)	-
Total operating expenses	19,241	16,778	14.7	7,408	6,205	19.4

Operating income (loss)	4,814	(4,098)		5,644	(812)
Financial expense (income), net	(829)	562		(1,227)	(97)

Income (loss) before income taxes	5,643	(4,660)		6,871	(715)
Income tax expense (benefit)	55	46		(199)	66

Net income (loss)	5,588	(4,706)		7,070	(781)
Less: net income (loss) attributable to non-controlling interest	-	(19)		-	(18)
Net income (loss) attributable to Magal shareholders	5,588	(4,725)		7,070	(799)

Basic and diluted income (loss) per share from continuing operations	$0.52	$(0.45)		$0.61	$(0.08)

Number of basic and diluted shares	10,794,696	10,396,548		11,579,325	10,396,548

	Nine months ended June 30,		Three months ended September 30,
	2011%	2010%	2011%	2010%

Gross margin	43.8	36.7	47.2	40.4
Research and development, net as a % of revenues	5.3	8.9	3.6	6.8
Selling and marketing as a % of revenues	22.6	22.7	20.4	24.7
General and administrative as a % of revenues	11.4	17.0	11.1	14.9
Operating margin	8.8	(11.9)	20.4	(6.1)
Net margin	10.2	(13.7)	25.6	(6.0)

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$33,830	$16,596
Short term bank deposit	408	-
Restricted deposit	4,444	2,692
Trade receivables	9,841	15,106
Unbilled accounts receivable	3,295	2,927
Other accounts receivable and prepaid expenses	8,828	2,417
Deferred income taxes	512	474
Inventories	11,492	10,340
Total current assets	72,650	50,552

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,567	1,568
Long-term bank deposits	60	2,196
Severance pay fund	2,127	2,148
Total long-term investments and receivables	3,754	5,912

PROPERTY AND EQUIPMENT, NET	6,743	6,794

OTHER INTANGIBLE ASSETS, NET	203	213

GOODWILL	2,021	2,026

TOTAL ASSETS	$85,371	$65,497

CURRENT LIABILITIES:
Short-term bank credit	$4,849	$9,327
Current maturities of long-term bank debt	33	503
Trade payables	8,183	3,937
Customer advances	10,351	2,428
Other accounts payable, accrued expenses and customer advances	10,522	7,745
Total current liabilities	33,938	23,940

LONG-TERM LIABILITIES:
Long-term bank debt	48	50
Major shareholder loan	- 208	9,907 190
Deferred income tax
Accrued severance pay	3,341	3,394
Total long-term liabilities	3,597	13,541

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 19,748,000 shares at
December 31, 2010 and 39,748,000 shares at September 30, 2011;
Issued and outstanding: 10,396,548 shares at December 31, 2010
and 15,819,822 shares at September 30, 2011	4,813	3,225
Additional paid-in capital	64,858	49,971
Accumulated other comprehensive income	4,463	5,075
Foreign currency translation adjustments (Company's stand alone
financial statements)	1,770	3,400
Accumulated deficit	(28,068)	(33,655)
SHAREHOLDERS' EQUITY	47,836	28,016

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,371	$65,497